UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of August, 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


SPIRENT PLC



2. Name of shareholder having a major interest


MARTIN CURRIE INVESTMENT MANAGEMENT LIMITED



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


SHAREHOLDER IN 2 ABOVE


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



LOTHIAN PENSION FUND                                                   2,071,390

SEI SGMF UK FUND                                                       1,265,448

SAND AIRE CAPITAL FUND                                                   300,984

SEI SGAF UK EQUITY FUND                                                  461,859

SKANDIA MULTI MANAGER TRUST                                            1,815,664

STATES OF JERSEY                                                       2,006,271

MCIF UK GROWTH FUND                                                    2,171,893

MCGF UK GROWTH FUND                                                       65,280

MODEL TECHNOLOGY EUROPE                                               24,075,501

                                          TOTAL                       34,234,290


5. Number of shares / amount of stock acquired

NOT KNOWN


6. Percentage of issued class

NOT KNOWN


7. Number of shares / amount of stock disposed

N/A


8. Percentage of issued class


N/A


9. Class of security


ORDINARY SHARES OF 3.3333 PENCE EACH


10. Date of transaction


NOT KNOWN


11. Date company informed


09 AUGUST 2004


12. Total holding following this notification


34,234,290


13. Total percentage holding of issued class following this notification


3.59%


14. Any additional information


NOTIFICATION IN ACCORDANCE WITH S. 198 COMPANIES ACT 1985 THAT THE SHAREHOLDER IN 2 ABOVE NOW HAS A NOTIFIABLE INTEREST IN SPIRENT PLC.


15. Name of contact and telephone number for queries


LUKE THOMAS - 01293 767658


16. Name and signature of authorised company official responsible for making this notification


LUKE THOMAS - DEPUTY COMPANY SECRETARY


Date of notification


10 AUGUST 2004


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 10 August, 2004                      By   ____/s/ Luke Thomas____

                                                    (Signature)*